UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) at a price of $14.00 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Background of the Offer

The following is inserted at the end of the subsection “Background of the Offer”:

On April 1, 2010, Mason Capital Management LLC (“Mason Capital”), which claimed to own 1.94 million shares of Company Common Stock, sent to K&E a draft of a letter, addressed to the Special Committee, indicating it did not intend to tender its shares of Company Common Stock in the Offer and that, in its view, based on Lazard’s analysis, the Offer is inadequate and undervalues the Company.  Later that same day Mason Capital issued a press release indicating it was not going to tender its shares of Company Common Stock in the Offer.  Later that day Lazard had a telephone call with Mason Capital to discuss the Offer and the Offer Price.

On April 2, 2010, the Special Committee held a telephonic meeting with K&E and Lazard to discuss, among other things, whether to respond to the Mason Capital draft letter and press release and the status of the existing shareholder litigation and possible avenues for settlement of the litigation.

Over the next several days, K&E, Reed Smith, Lazard and Ladenburg had a few telephone calls to discuss actions the parties might take to encourage the Company’s stockholders, including Mason Capital, to tender their shares of Company Common Stock in the Offer.

On April 7, 2010, Mason Capital issued a second press release in which it reiterated its view that the Offer undervalues the Company and its intention not to tender its shares of Company Common Stock in the Offer.  The press release also summarized certain portions of additional disclosures contained in amendments to this Statement regarding the Updated Preliminary 2010 Projections and Lazard’s valuation methodologies regarding the Company.  During the evening of April 7, following the expiration of the initial tender period with respect to the Offer, Reed Smith sent K&E an email indicating that, based on the initial results of the Offer, the Majority of the Minority Condition had not been satisfied.  Later that evening the Special Committee held a telephonic meeting with K&E, Lazard and the Special Committee’s financial public relations advisor to discuss the tender results and what actions, if any, the Special Committee should take in response to the results.  The Special Committee instructed K&E to contact Reed Smith and seek to arrange a call with The Altman Group, Inc. (the “Altman Group”), the information agent for the Offer, to gain a better understanding of the tender results and, more specifically, which large stockholders had tendered their shares of Company Common Stock in the Offer and which had not.

On the morning of April 8, 2010, Danfoss extended the Offer period until 5:00 pm, New York City time, on April 9, 2010.  Later that morning, K&E, Lazard and Reed Smith had a conference call with the Altman Group to discuss the results of the Offer and what actions, if any, the parties might take in response to the results.  The parties agreed that Danfoss and/or Lazard should contact Mason Capital to discuss the Offer and the Offer Price.  Later that same day Lazard and K&E had separate telephone calls with different representatives of Mason Capital in which

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they discussed the Offer and the Offer Price.  During the course of these discussions, Mason Capital indicated it would not tender its shares of Company Common Stock in the Offer unless there was a meaningful increase in the offer price.  K&E, Reed Smith and Lazard had various telephone conversations during the course of the day regarding actions the parties might take to encourage stockholders, including Mason Capital, to tender their shares of Company Common Stock in the Offer.

On the morning of April 9, 2010, Reed Smith called K&E to inform K&E that Danfoss was going to increase the offer price to $14.00 per share, extend the Offer 10 business days (as required by the federal tender offer rules) and issue a press release indicating that this increased offer price represented Danfoss’ best and final offer.  That afternoon Danfoss issued a press release to this effect which extended the Offer until midnight, New York City time, on April 22, 2010.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(8)	Press Release issued by the Company on April 12, 2010

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. McCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  April 12, 2010

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